Cardiol Therapeutics Announces Closing of Bought Deal Financing and Full
Exercise of Over-Allotment Option for Gross Proceeds of $14.85 Million

Toronto, ON - January 23, 2026 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that it has closed its previously announced private placement of units (the "Units") of the Company (the "Offering"), including the full exercise of the over-allotment option. Canaccord Genuity Corp. (the "Underwriter") acted as sole underwriter and sole bookrunner for the Offering. Pursuant to the Offering, the Company issued an aggregate of 11,423,078 Units at a price of $1.30 per Unit for aggregate gross proceeds of $14.85 million, which includes the full exercise by the Underwriter of the over-allotment option.

Each Unit consists of one Class A common share of the Company (each, a "Common Share") and one-half of one Common Share purchase warrant (each, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share (each, a "Warrant Share") at an exercise price of $1.75 per Warrant Share at any time for a period of 24 months from the date of issuance of the Warrants. In connection with the Offering, the Company paid the Underwriter a cash commission equal to 6% of the aggregate gross proceeds of the Offering.

The Company intends to use the net proceeds of the financing to advance its research and clinical development programs and for general and administrative expenses, working capital, and other expenses.

The Offering was completed by way of a private placement pursuant to National Instrument 45-106 - Prospectus Exemptions ("NI 45-106") under Part 5A, as amended by CSA Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the "Listed Issuer Financing Exemption") to qualified investors in each of the provinces and territories of Canada (other than Quebec). The Underwriter was entitled to offer the Units for sale in certain jurisdictions outside of Canada and the United States, provided it is understood that no prospectus filing or comparable obligation, ongoing reporting requirement or requisite regulatory or governmental approval arises in such other jurisdictions. The Units issued under the Listed Issuer Financing Exemption are not subject to resale restrictions in Canada pursuant to applicable Canadian securities laws.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN THE UNITED STATES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL. THE SECURITIES BEING OFFERED HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE "UNITED STATES" OR TO "U.S. PERSONS" (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE 1933 ACT) ABSENT REGISTRATION UNDER THE 1933 ACT, AND APPLICABLE STATE SECURITIES LAWS, OR COMPLIANCE WITH THE REQUIREMENTS OF EXEMPTIONS THEREFROM.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to statements regarding the Company's expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering, Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of the first-in-human clinical evaluation. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators, available on SEDAR+ at sedarplus.ca, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com